September 15, 2006

United States Securities and Exchange Commission

Mail Stop 7010

Division of Corporation Finance

100 F. Street N,E.

Washington, D.C.

U.S.A.  20549

Attention:

Pamela A. Long, Assistant Director

Dear Ms. Long:

RE:

Aquasol EnviroTech Ltd.

Form 20-F Registration Statement

File No.

1-32617

Pursuant to your letter of September 12, 2006, we have amended the 20F dated September 15, 2006.  Below we have responded to your comments.  In the event that you require further clarification or any further supplemental information, please provide us with additional comments via fax to 604-688-8030.

General

We are submitting the Form 20-F in the required time period.

Item 15. Controls and Procedures, Page 44

1.

We have amended the first paragraph as per your request.

Consolidated Statement of Cash Flows, page 55

2.

We have amended accordingly as per your request.

Exhibits 12 and 13

3.

We have filed the additional Certifications under Section 906 under Exhibit 13.

If you require any additional information, please feel free to contact the undersigned or Brigitte M. McArthur, the Company’s Corporate Secretary at 604-688-8002 or via fax to 604-688-8030.  Please forward all future correspondence and comments directly to the Company and not to legal counsel.

Yours truly,

AQUASOL ENVIROTECH LTD.

Yenyou (Jeff) Zheng,

President & Director

bmm/YZ

1980 – 1055 W. HASTINGS ST., VANCOUVER, BC  CANADA  V6E 2E9

TEL: (604)688-8002 FAX: (604)688-8030

E-MAIL: INFO AT AQUASOLTECH.COM   WEBSITE: WWW.AQUASOLTECH.COM